AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Eaton Vance Floating-Rate Income Trust

(Name of Subject Company (Issuer))

Eaton Vance Floating-Rate Income Trust

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

278279104

(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 482-8260

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

September 26, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Eaton Vance Floating-Rate Income Trust, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company (the “Fund”), to purchase for cash up to 10% or 2,909,042 shares of its outstanding common shares of beneficial interest, with par value of $.01 (the “Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated September 26, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 98% of the net asset value per Share as of the Expiration Date (as defined in the Offer) or such later date to which the Offer is extended. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Eaton Vance Floating-Rate Income Trust, a Massachusetts business trust registered under the 1940 Act as a closed-end management investment company. The principal executive offices of the Fund are located at Two International Place, Boston, MA, 02110. The telephone number of the Fund is (617) 482-8260.

(b) The securities being sought in the Offer are the Shares. As of September 19, 2023, there were 29,090,415 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). The Fund began trading on the NYSE on June 29, 2004. For information on the high and low closing market prices of the Shares in such principal market for each quarter for the past two fiscal years (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters), see “Section 7. Price Range of Common Shares; Dividends, of the Offer to Purchase,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under “Section 10. Information about the Fund,” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

Summary Term Sheet

Section 1. Terms of the Offer; Expiration Date

Section 2. Extension of Tender Period, Termination; Amendment

Section 3. Procedures for Tendering Common Shares

Section 4. Withdrawal Rights

Section 5. Acceptance for Payment and Payment

Section 6. Certain Material U.S. Federal Income Tax Consequences

Section 8. Source and Amount of Funds; Effect of The Offer

Section 9. Purpose of the Offer

Section 10. Information Concerning the Fund

Section 11. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares

Section 13. Conditions of the Offer

Section 14. Fees and Expenses

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Section 11. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under “Section 9. Purpose of the Offer,” and “Section 11. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under “Section 9. Purpose of the Offer,” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Section 9. Purpose of the Offer,” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Section 9. Purpose of the Offer,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations.

(a) The information set forth in the Offer to Purchase under “Section 8. Source and Amount of Funds; Effect of the Offer,” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Section 8. Source and Amount of Funds; Effect of the Offer,” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Section 8. Source and Amount of Funds; Effect of the Offer,” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under “Section 11. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Section 11. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Purchase under “Section 11. Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated September 26, 2023.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for us by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Withdrawal.
(a)(2)-(4)	Not applicable.
(a)(5)(i)	Press Release issued on September 1, 2023.(1)
(a)(5)(ii)	Press Release issued on September 26, 2023.
(b)(i)	Form of Credit Agreement between Eaton Vance Floating-Rate Income Trust and State Street Bank and Trust Company.
(d)(i)	Standstill Agreement dated May 12, 2021.(2)
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fees – Calculation of Filing Fee Table.

_____

(1) Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the Securities and Exchange Commission on September 1, 2023.

(2) Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the Securities and Exchange Commission on June 29, 2021.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Floating-Rate Income Trust

By:	/s/ Eric A. Stein
Name:	Eric A. Stein
Title:	President

Dated as of September 26, 2023

Exhibit Index

Exhibit	Description
(a)(1)(i)	Offer to Purchase dated September 26, 2023.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for us by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Withdrawal.
(a)(5)(ii)	Press Release issued on September 26, 2023.
(b)(i)	Form of Credit Agreement between Eaton Vance Floating-Rate Income Trust and State Street Bank and Trust Company.
107	Filing Fees – Calculation of Filing Fee Tables.